Exhibit 99.1

Ferrari announces voting results from its Annual General Meeting

Maranello (Italy), 14 April 2017 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that all resolutions proposed to Shareholders at the Ferrari’s Annual General Meeting of Shareholders held today in Schiphol-Rijk, the Netherlands, (the “AGM”) were passed.

The Shareholders adopted the 2016 Annual Accounts and Ferrari will be in a position to proceed with a cash distribution to the holders of common shares of Euro 0.635 per common share, corresponding to a total distribution of approximately Euro 120 million. Payment date is May 2, 2017, as previously approved by the Board of Directors of Ferrari1.

The Shareholders re-elected all current directors of Ferrari. Sergio Marchionne was re-elected as executive director of Ferrari. John Elkann, Piero Ferrari, Delphine Arnault, Louis C. Camilleri, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca, Lapo Elkann, Amedeo Felisa, Maria Patrizia Grieco, Adam Keswick and Elena Zambon were re-elected as non-executive directors of Ferrari.

The Shareholders partially amended the Remuneration Policy of the Board of Directors. The amended Remuneration Policy provides for, inter alia, a significantly lower annual remuneration of Non-Executive Directors to be paid only in cash.

The Shareholders delegated to the Board of Directors authority to purchase common shares of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for Ferrari but is designed to provide additional flexibility, Ferrari may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not higher than 10% above or not more than 10% below the average of the closing price on the NYSE and/or MTA for the five business days prior to the date of the purchase.

The Shareholders further approved an award to the Chief Executive Officer under the Company’s equity incentive plan applicable to all GEC members and key leaders of the Company.

The Shareholders also re-appointed Ernst & Young Accountants LLP as Ferrari’s independent auditor until the 2018 Annual General Meeting of Shareholders.

Details of the resolutions submitted to the AGM are available on the Ferrari’s website at http://corporate.ferrari.com.

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1 Shareholders holding the Company’s common shares on the record date that are traded on the New York Stock Exchange will receive the cash distribution in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 20, 2017. For further details on the cash distribution see the press release issued by Ferrari on March 1, 2017.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977